Exhibit 99.2

BC FORM 53-901F
(Previously Form 27)

British Columbia Securities Act (“Securities Act”)

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note:
Every report required to be filed under section 85 (1) of the Securities Act (the “Act”) must be sent to the British Columbia Securities Commission (the “Commission”) in an envelope addressed to the Commission and marked “Continuous Disclosure.”

Note:
WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS “CONFIDENTIAL – SECTION 85”, AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED CONFIDENTIAL”.

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, B.C. V7A 5H5
Phone: (604) 278-5996

Item 2: Date of Material Change

State the date of the material change.

February 2, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

February 2, 2004
Vancouver, British Columbia

A copy of the Press Release is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced it has acquired an option to purchase a 100% interest in a private company which holds a Certificate of Approval to do business in the Peoples Republic of China. The private company holds an 85% interest in a Co-operative Joint Venture with Bo Luo Nuo Wang Yuan Gold Mine Company ("BLN Gold ") of Heibei Province, China.

Linux Gold Corp. can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule “A”.

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to section 85 (3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will not longer or will not be relied upon, a reporting issuer may nevertheless believe on or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in section 1.5 of the Rules.

Not applicable.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

John G. Robertson
President
(604) 278-5996

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia this 6th day of February , 2004.

LINUX GOLD CORP. Per: “John Robertson” John G. Robertson, President and Director

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"
LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

LINUX GOLD CORP. ACQUIRES OPTION ON GOLD ASSETS IN CHINA

For Immediate Release: February 2, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce it has acquired an option to purchase a 100% interest in a private company which holds a Certificate of Approval to do business in the Peoples Republic of China. The private company holds an 85% interest in a Co-operative Joint Venture with Bo Luo Nuo Wang Yuan Gold Mine Company ("BLN Gold ") of Heibei Province, China.

Linux Gold Corp. can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying CAD$50,000 cash, and expending a total of CAD$500,000 in a three-phase work program.

The private company has the following assets in China:

(a)	a "Certificate of Approval for the Establishment of Enterprises with Foreign Investment in Peoples Republic of China" issued by the Heibei Province Government;

(b)	an 85% interest in the Co-operative Joint Venture with BLN Gold which owns the following assets:

	(i)	the Hong Shi Li Flotation Plant in Heibei Province;

	(ii)	the right to lease the operational gold recovery mill in the area along with sufficient space for future expansion;

	(iii)	the right in progressive phases to license and operate all of the existing small mines in the district and the rights to explore for, develop and produce all minerals therein or derived therefrom;

	(iv)	the right to explore for, develop and produce all minerals elsewhere in the Bo Luo Nuo District; and

	(v)	the option to expand the agreement to other districts in the Hebei Province.

The joint venture property in Bo Luo Nuo District in China covers an area of 161 km². The Bo Luo Nuo is connected with Beijing (four hours drive), the capital of China. Over ten gold zones exist in the district.

A report completed in May 2002, which was a preliminary investigation report of the gold mines in Bo Luo Nuo property, China, indicates possibilities for three potential discoveries:

  A large or middle-sized deposit with several small deposits
  Several middle-sized deposits.
  Numerous small deposits.

The recommendation in the report is trenching, drilling, geophysical survey sampling and underground engineering in the area of the 10 present gold zones. Based on the successful initial exploration program the objective for the CAD$500,000 exploration program will be to commence an underground mining operation producing up to 50 tons per day of ore from the existing operational gold recovery mill and increase production to 200 tons per day, for a budget of CAD$2,000,000, subject to the successful pilot mill program. Previous sampling returned assays of between 10 – 159 grams of gold per tonne in several of the major gold zones.

Linux Gold Corp. is currently negotiating another large potential gold deposit in China, to be announced when an agreement is finalized.

This Option Agreement is subject to a 60 day due diligence from the date of the Agreement.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, B.C., Canada located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.